Carter Ledyard & Milburn llp Counselors at Law

Steven J. Glusband Partner • Direct Dial: 212-238-8605 E-mail: glusband@clm.com	2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

August 5, 2020

By Email

Alan Campbell, Esq.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	PainReform Ltd. Registration Statement on Form F-l
Filed June 30, 2020
File No. 333-239576

Dear Mr. Campbell:

Set forth below are the responses of PainReform Ltd. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding its Registration Statement on Form F-1 that was submitted on June 30, 2020. Concurrently with this letter, the Company is submitting Amendment No. 1 to the Company’s Registration Statement.

We have repeated the Staff’s comments in italics and set forth our responses in plain type below the comment.

Registration Statement on Form F-1 filed June 30, 2020

Management's Discussion & Analysis of Financial Condition and Results of Operations, page 43

1.       We note your response to comment 1, which we reissue in part. We note you continue to state your conclusion that your drug-delivery system prolongs the in vivo activity of APIs thus increasing the therapeutic window for treatment (for example, page 43 and page 52). Please revise your document to remove all such statements.

We have revised the disclosure in response to the Staff’s comment.

Letter to SEC	Page 2

Shares Eligible for Future Sale, page 98

2.       We note your disclosure concerning the registration rights granted to certain purchasers of your preferred shares in November 2008. We also note the Investors' Rights Agreement filed as Exhibit 10.8. Please revise your disclosure to clarify if the disclosure concerning the Registration Rights Agreement is referring to the Investors' Rights Agreement or if there is a separate agreement with your investors that provides for additional registration rights.

We have revised the disclosure in response to the Staff’s comment to indicate that the Investors’ Rights Agreement provides certain registration rights.

Please feel free to contact me at 212-238-8605 or Guy Ben-Ami at 212-238-8658 if you have questions regarding the responses or the accompanying amendment.

Very truly yours,

/s/ Steven J. Glusband
Steven J. Glusband

SJG:gb

Enclosure